UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2013

BGS ACQUISITION CORP.
Olazabal 1150
Ciudad Autonoma de Buenos Aires
Argentina 1428
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

IMPORTANT NOTICES

The planned tender offer for the ordinary shares of BGS Acquisition Corp. (the “Company” or “BGS”) to be conducted in connection with the business combination described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Company ordinary shares will be made pursuant to an offer to purchase and related materials that the Company intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, the Company will file a tender offer statement on Schedule TO and other offer documents with the SEC. The business combination tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of the Company are urged to read the business combination tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the business combination tender offer because they will contain important information about the business combination tender offer, the acquisition described herein and the parties to the acquisition.

This Report of Foreign Private Issuer including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding Black Diamond Holdings LLC’s (“Black Diamond”), TransnetYX Holding Corp. (“TransnetYX”) or any of their subsidiaries’ (collectively, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Black Diamond’s or TransnetYX’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company and TransnetYX may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements include, among others: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which TransnetYX is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting TransnetYX’s revenue and profitability; TransnetYX’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; and general economic conditions. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company or TransnetYX. Neither the Company nor TransnetYX assumes any obligation to update any forward-looking statements.

Entry Into a Material Definitive Agreement

On August 13, 2013, BGS, BGS Acquisition Subsidiary, Inc. (“Purchaser”) and BGS Merger Subsidiary, Inc. (“Merger Sub”) entered into the Amended and Restated Merger and Share Exchange Agreement, referred to as the “Merger Agreement,” with TransnetYX, Black Diamond and Black Diamond Financial Group, LLC, a Delaware limited liability company and the manager of Black Diamond (the “BDH Manager”).  The Merger Agreement is an amendment and restatement of the Merger and Share Exchange Agreement entered into by BGS, Purchaser, Black Diamond, certain Class A and Preferred Members of Black Diamond and BDH Manager on June 26, 2013 previously disclosed on a Form 6-K filed with the SEC on June 28, 2013.

Pursuant to the Merger Agreement, BGS will merge with and into Purchaser and TransnetYX will merge with and into a wholly owned subsidiary of Purchaser, Merger Sub, with Merger Sub as the surviving entity, or “Survivor” (the “Transaction Merger”).  As consideration in this transaction, Purchaser will issue to the shareholders of record of TransnetYX 8,000,000 shares of the common stock of Purchaser on a pro rata basis and will pay a maximum of $15.0 million in cash (the “Cash Payment”), provided that up to $11.0 million of the cash payment may be paid in additional shares of common stock of Purchaser if there is not adequate cash to accommodate a $15.0 million payment to the shareholders of TransnetYX and have $6.0 million in cash available in the Survivor for payment of transaction expenses and for working capital purposes.  2,000,000 of the shares of common stock of Purchaser held by Black Diamond immediately following the consummation of the transaction will be subject to a lock-up agreement that will limit Black Diamond’s ability to dispose of those shares until the earlier of (1) the Survivor achieving gross revenues in fiscal year 2015 in excess of $60 million or (2) December 31, 2020.  In addition, the shareholders of TransnetYX may receive an earn out of up to an additional 8,000,000 shares of the common stock of Purchaser based on the gross revenues of the post-transaction operating company in fiscal year 2015.

Redomestication Merger and TransnetYX Shares Conversion

Immediately prior to the Transaction Merger, BGS will be merged with and into Purchaser, where upon the separate corporate existence of BGS will cease and Purchaser will continue as the surviving corporation (the “Redomestication Merger”). In connection with the Redomestication Merger, BGS’s issued and outstanding capital stock will be converted as follows:

●	Each BGS Ordinary Share will be converted automatically into one share of Purchaser Common Stock;
●	Each BGS Warrant will be converted into one equivalent warrant (“Purchaser Warrant”) to purchase one share of Purchaser Common Stock for a purchase price of $10.00 per share;
●
The 1,333,333 BGS Ordinary Shares owned by the sponsors that are subject to vesting based on certain BGS Ordinary Share closing price hurdles will be cancelled and converted automatically into 666,667 shares of Purchaser Common Stock, 166,667 of which will have a vesting hurdle of $12.00 per share, 166,667 of which will have a vesting hurdle of $13.50 per share, 166,667 of which will have a vesting hurdle of $15.00 per share, and 166,666 of which will have a vesting hurdle of $17.00 per share, based on any 20 trading days within a 30 trading day period following the consummation of the transaction;

●
Each of the BGS Warrants owned by the sponsor or the underwriters of BGS’s initial public offering (the “BGS Sponsor/Underwriter Warrants”) will be converted into one-twentieth (1/20) of a share of Purchaser Common Stock, one-half (1/2) of which will have a vesting hurdle of $12.00 per share and one-half (1/2) of which will have a vesting hurdle of $13.50 per share, based on any 20 trading days within a 30 trading day period following the consummation of the transaction; and

●	Each unit purchase option of BGS will be converted into one substantially equivalent unit purchase option of Purchaser.

Also immediately prior to the Transaction Merger, the holders of TransnetYX securities will convert their shares of preferred stock, options, warrants and any accrued but unpaid dividends in TransnetYX into shares of TransnetYX common stock.  The shares of common stock issued as a result of these conversions, along with the outstanding shares of common stock of TransnetYX, will constitute all of the issued equity in TransnetYX, will be exchanged, as a result of the Transaction Merger, for the merger consideration described above.

Minimum Cash Requirement

To consummate the transaction, there must be at least $10 million in cash in the Purchaser that will be used to (1) provide $6 million in working capital to the Survivor, including the payment of certain transaction-related expenses, and (2) pay at least $4 million in cash to the shareholders of TransnetYX on a pro rata basis.  To the extent that there is more than $10 million in cash remaining in Purchaser at the time of the transactions, then the additional cash, in accordance with the terms of the Merger Agreement, will either be (A) used for additional working capital by the Survivor, (B) distributed to the shareholders on a pro rata basis (until the shareholders have received a total of $95 million in value, including all cash and all Purchaser Common Stock distributed as consideration in the transaction), and (C) used to pay the finance fees discussed below.

Finance Fees

There are two fees owed to C&Co/PrinceRidge LLC, or PrinceRidge, as a result of the transactions contemplated by the Merger Agreement: a deferred corporate finance fee equal to 2% of the value of the IPO, or $800,000, that is related to their underwriting agreement with BGS, and a transaction fee related to the business combination equal to 2% of the merger consideration.  To the extent that there is cash in Purchaser in excess of the minimum cash requirement discussed above following the Transaction Merger, Purchaser will use a portion of that additional cash to pay these fees to PrinceRidge in cash in accordance with the following schedule: to the extent the available cash is less than $15,800,000, Purchaser will pay both fees to PrinceRidge in common stock of Purchaser.  To the extent the available cash exceeds $15,800,000 but is less than $18,000,000, Purchaser will pay the deferred corporate finance fee payable to PrinceRidge in cash and the transaction fee payable to PrinceRidge in common stock of Purchaser.  To the extent the available cash exceeds $18,000,000 but is less than $20,000,000, Purchaser will pay the deferred corporate finance fee payable to PrinceRidge and one half of the transaction fee payable to PrinceRidge in cash, rather than common stock of Purchaser, with the remaining one half of the transaction fee payable to PrinceRidge paid in common stock of Purchaser.  To the extent the available cash exceeds $20,000,000, both the deferred corporate finance fee and the transaction fee payable to PrinceRidge will be paid in cash.

Closing and Effective Time of the Transaction

The transaction is expected to be consummated no later than three business days following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to Closing of the transaction,” unless the parties agree in writing to hold the Closing at another time but no later than November 26, 2013, assuming that the proposed extension to the deadline for completion of a business combination is approved by the shareholders at the shareholders meeting on September 13, 2013 (See Item 8.01 Other Events below).

Conditions to Closing of the Transaction

The obligations of the parties to the Merger Agreement to consummate the transaction are subject to the satisfaction (or waiver by each other party) of the certain standard specified conditions.  In addition, Purchaser shall have received all documents it may reasonably request relating to the existence of TransnetYX and each of its subsidiaries and equity holders and the authority of TransnetYX, Black Diamond and the BDH Manager to enter into and perform under the Merger Agreement, all in form and substance reasonably satisfactory to Purchaser and its legal counsel.

The obligation of TransnetYX to consummate the transaction is subject to satisfaction of the following conditions (or waiver in writing by TransnetYX):

●	each of BGS and Purchaser shall have performed in all material respects all of their respective obligations under the Merger Agreement required to be performed by it at or prior to the Closing Date;
●
the representations and warranties of BGS contained in the Merger Agreement, and in any certificate or other writing delivered by BGS or Purchaser pursuant to the Merger Agreement, disregarding all qualifications and expectations contained therein relating to materiality, shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date;

●	Black Diamond and TransnetYX shall have received a certificate signed by an authorized officer of BGS and Purchaser regarding the first two points; and
●	Purchaser shall have executed and delivered each ancillary agreement to which it is a party.

Termination

The Merger Agreement may be terminated prior to the Closing as follows:

●	by mutual written agreement of BGS and TransnetYX.
●
by written notice by either BGS or TransnetYX if any of the closing conditions set forth in the Merger Agreement have not been satisfied by BGS or TransnetYX, as the case may be (or waived by BGS or TransnetYX, as the case may be) by November 26, 2013. However, the right to terminate shall not be available to BGS or TransnetYX if the failure by BGS, on one hand, or TransnetYX, on the other hand, to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before November 26, 2013.

●
by written notice by BGS on or prior to the Closing Date, without prejudice to any rights or obligations BGS may have, if (1) TransnetYX or Black Diamond has materially breached any representation or warranty or breached any agreement or covenant contained in the Merger Agreement or any ancillary agreement to be performed on or prior to the Closing Date and such breach has not been cured by the earlier of November 26, 2013 and fifteen (15) days following receipt by Black Diamond of a notice describing in reasonable detail the nature of such breach, or (2) the further diligence performed on TransnetYX and its subsidiaries and the additional or updated disclosure schedules provided following the execution of the Merger Agreement disclose material information that was not available prior to the execution of the Merger Agreement that would have had an adverse effect on the analyses of the transactions, or (3) TransnetYX, Black Diamond or BDH Manager fail to provide material information required for accurate disclosure in the tender offer documents or any registration statement filed under the Securities Act of 1933, as amended (“Securities Act”).

●
by written notice by TransnetYX or Black Diamond giving notice to BGS, without prejudice to any rights or obligations of Black Diamond or TransnetYX may have, if BGS shall have materially breached any of its covenants, agreements, representations, and warranties contained in the Merger Agreement to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of November 26, 2013 and fifteen (15) days following receipt by BGS of a notice describing in reasonable detail the nature of such breach.

Fees and Expenses

All expenses incurred in connection with the Merger Agreement and the business combination prior to the Closing Date will be paid by the party incurring such expense; provided, however, in the event the business combination is completed, Merger Sub shall use part of the $6,000,000 to pay fees of BGS and TransnetYX related to the business combination.

Management and Board of Directors Following the Transaction

Immediately following the Closing, the board of directors of Purchaser shall consist of seven members, four of whom shall be appointed by Black Diamond and three of whom shall be appointed by Purchaser.  It is anticipated that the officers will remain officers of the Survivor post-closing.

Tender Offer

The Merger Agreement obligates BGS to consummate prior to the Closing a tender offer pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act. Through the Tender Offer, shareholders of BGS will be provided with the opportunity to redeem their Ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the consummation of the transaction.

Representations and Warranties

In the Merger Agreement, TransnetYX, Black Diamond and the BDH Manager (collectively, the “Representing Parties”) made representations and warranties typical of a transaction of this size.  Certain of the representations and warranties are qualified by materiality or material adverse effect.  For the purposes of the Merger Agreement, material adverse effect means any material adverse change or a material adverse effect, individually or in the aggregate, on the condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Businesses, taken as a whole, whether or not arising from transactions in the ordinary course of business.

Covenants of the Parties

Each of BGS and TransnetYX has agreed to use their commercially reasonable efforts to take all necessary actions to effect the transaction and to comply as promptly as practicable with all requirements of governmental authorities applicable to the transaction.  TransnetYX also covenanted to conduct its business in a manner consistent with past practice, to consult with BGS and obtain the permission of the other party before, among other things, amending any of its organizational documents, modifying, terminating or waiving any material right under any material contract, making any large salary increases, closing or materially reducing any of its activities, or assuming additional obligations or liabilities other than in the ordinary course of business consistent with past practice.  In addition, BGS and TransnetYX shall prepare and BGS shall file a registration statement under the Securities Act registering the merger consideration. The Merger Agreement also contains covenants related to notifications, exclusivity, the provision of material information, access to information, and confidentiality.

Indemnification

Until the third anniversary of the date of the Agreement, the Representing Parties have agreed, jointly and severally, to indemnify the Purchaser and its affiliates from any damages arising from (a) any breach of any representation, warranty or covenant made by the Representing Parties, (b) any actions by any third parties with respect to Target’s business for any period on or prior to the closing date, (c) the violation of any laws in connection with or with respect to the operation of the business on or prior to the closing date, (d) any claims by any employee of Target or any of its subsidiaries or portfolio companies, (e) any taxes attributable to the period prior to closing or (f) any sales, use, transfer or similar tax imposed on Purchaser or its affiliates as a result of the transactions contemplated by the Merger Agreement. The indemnification obligations of the Representing Parties are capped at the amount of cash held by Purchaser immediately following the effectiveness of the Redomestication Merger.  In addition, Black Diamond has agreed to provide a strict indemnity for any breaches of the representations and warranties by the Representing Parties regarding the capitalization of TransnetYX.  With respect to the capitalization of TransnetYX and until the third anniversary of the date of the Merger Agreement, Black Diamond has agreed to assume any and all liability up to the cap on losses that is related to the representation and warranty regarding the capitalization of Target.

Until the third anniversary of the date of the Merger Agreement, BGS and Purchaser have agreed to indemnify the Representing Parties and their affiliates from any damages arising from any breach of any representation, warranty or covenant made by BGS or Purchaser. The indemnification obligations of BGS and Purchaser are capped at the amount of cash held by Purchaser immediately following the effectiveness of the Redomestication Merger.

Trust Account Waiver

TransnetYX and Black Diamond agreed that they do not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between BGS and TransnetYX, the Merger Agreement or any other matter.

Item 8.01. Other Events

On August 14, 2013, the Company issued a press release announcing its entry into the Merger Agreement. The press release is attached as Exhibit 99.1.

To provide for additional time to complete the transactions contemplated by the Merger Agreement, BGS will be holding a shareholders meeting on September 13, 2013 to approve an amendment to its Memorandum and Articles of Association to extend the deadline for completion of a business combination from September 26, 2013 to November 26, 2013.  The record date for that meeting is August 15, 2013.  Proxy materials and tender offer materials in connection with that amendment will be filed by the Company with the SEC.

Item 9.01. Financial Statements and Exhibits

(c)	Exhibits:

	Exhibit No.	Description

	99.1	Press Release dated August 14, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 19, 2013	BGS ACQUISITION CORP.

	By:	/s/ Cesar Baez
Name: Cesar Baez Title: Chief Executive Officer